VF 12-8-04

AM 12-7-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

04014383

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 42662 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Enterprise Securities Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern Highway, Suite 200
(No. and Street)

Farmington Hills (City) Michigan (State) 48334 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman A. Pappas (248) 539-8292
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirschner Hutton Perlin, P.C.
(Name – *if individual, state last, first, middle name*)

26913 Northwestern Hwy., Suite 510, Southfield, MI 48034
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2004
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Norman A. Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company, as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET D. JORGENSON
Notary Public, Oakland County, MI
My Commission Expires Jan. 29, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48034 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

# Independent Auditors' Report

Board of Directors
The Enterprise Securities Company

We have audited the accompanying balance sheet of The Enterprise Securities Company as of September 30, 2004, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The Enterprise Securities Company is exempt from the requirements of Rule 15c 3-3 under subparagraph (k) (2) (A), because it does not possess or control customer securities. Accordingly, information relating to the possession, control, or reserve requirements under Rule 15c 3-3 has been omitted from this report.

As of September 30, 2004, there were no liabilities subordinated to claims of general creditors. Accordingly, such statements have been omitted from this report.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report (pages 9 and 10), is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

November 4, 2004

# THE ENTERPRISE SECURITIES COMPANY

## BALANCE SHEET

## SEPTEMBER 30, 2004

### ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash and cash equivalents (Note 1) | $ 169,954 |
| Commissions receivable (Note 1) | 16,077 |
| Refundable federal income tax | 5,400 |
| Deferred income tax (Note 1) | 1,558 |
| | 192,989 |
| **OTHER ASSET** | |
| Investment (Note 1) | 3,300 |
| | $ 196,289 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Commissions payable (Note 3) | $ 11,595 |
| **STOCKHOLDERS' EQUITY** | |
| Common stock - no par value | |
| Authorized - 60,000 shares | |
| Issued and outstanding - 1,000 shares | 10,000 |
| Retained earnings | 174,694 |
| | 184,694 |
| | $ 196,289 |

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2004

| | | |
|---|---|---|
| REVENUE | | $ 2,203,006 |
| EXPENSES | | |
| Commissions | $ 2,193,289 | |
| Regulatory fees | 1,406 | 2,194,695 |
| INCOME FROM OPERATIONS | | 8,311 |
| INTEREST INCOME | | 5,024 |
| INCOME BEFORE INCOME TAX | | 13,335 |
| INCOME TAX (Note 1) | | |
| Current | | ( 920) |
| Deferred | | 2,921 |
| | | 2,001 |
| NET INCOME | | $ 11,334 |

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2004

| | Common Stock Shares | Common Stock Amount | Retained Earnings | Total |
|---|---|---|---|---|
| BALANCE - OCTOBER 1, 2003 | 1,000 | $ 10,000 | $ 163,360 | $ 173,360 |
| NET INCOME | | | 11,334 | 11,334 |
| BALANCE - SEPTEMBER 30, 2004 | 1,000 | $ 10,000 | $ 174,694 | $ 184,694 |

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2004

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 11,334 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Deferred income tax | 2,921 |
| Changes in operating assets and liabilities | |
| Commissions receivable | 17,640 |
| Commissions payable | ( 18,751) |
| Refundable federal income tax | ( 4,680) |
| Net cash provided by operating activities | 8,464 |
| CASH - BEGINNING OF YEAR | 161,490 |
| CASH - END OF YEAR | $ 169,954 |
| SUPPLEMENTAL INFORMATION | |
| Income tax paid | $ 3,760 |

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc., (NASD).

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Commissions Receivable

No allowance for doubtful accounts is considered necessary.

Income Tax

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the timing difference in the reporting of commissions payable to the stockholder for financial statement purposes and for income tax purposes.

Investment

The investment represents the cost of purchase of warrants to acquire 300 shares of common stock of The NASDAQ Stock Market, Inc.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

2. COMMITMENT

The Company is required by the National Association of Securities Dealers, to maintain a minimum net capital balance of $5,000 as determined by Rule 15c 3-1 (a) (2) under the Securities Exchange Act of 1934. As of September 30, 2004, the net capital balance was $169,297.

3. RELATED PARTY TRANSACTIONS

The Company has an agreement with an affiliate that is owned by the Company's stockholder that states all expenses incurred by the Company, except commissions, regulatory fees and income tax, will be paid by the affiliate. At no such time will any of such expenses be allocated to the Company or recovered by the affiliate.

The Company paid commissions of $2,071,322 to its stockholder for the year ended September 30, 2004. At September 30, 2004, commissions payable to the stockholder amounted to $10,385.

4. RECONCILIATION OF EXCESS NET CAPITAL

The September 30, 2004, focus report excess net capital was not in agreement with the balance reported in the annual audited financial statements as follows:

| | |
|---|---|
| Balance per focus report | $ 166,778 |
| Portion of excess of commissions receivable over commissions payable reported as a non allowable asset on the focus report | ( 4,482) |
| Federal taxes payable reported on the focus report | 2,001 |
| Balance per Part II A, line 14 | $ 164,297 |

# COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | 184,694 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | 184,694 [3500] |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | [3520] |
| | B. Other (deductions) or allowable credits (List) | | |
| | [3525A] | [3525B) | |
| | [3525C] | [3525D) | |
| | [3525E] | [3525F] | [3525] |
| 5. | Total capital and allowable subordinated liabilities | | 184,694 [3530] |
| 6. | Deductions and/or charges: | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | 14,740 [3540 | |
| | B. Secured demand note deficiency | [3590] | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | [3600] | |
| | D. Other deductions and/or charges | [3610] | ( 14,740) [3620] |
| 7. | Other additions and/or credits (List)) | | |
| | [3630A] | [3630B] | |
| | [3630C] | [3630D] | |
| | [3630E] | [3630F] | [3630] |
| 8. | Net capital before haircuts on securities positions | | 169,954 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | |
| | A. Contractual securities commitments | [3660] | |
| | B. Subordinated securities borrowings Trading and investment securiti as | [3670] | |
| | 1. Exempted securities | [3735] | |
| | 2. Debt securities | [3733] | |
| | 3. Options | [3730] | |
| | 4. Other securities | [3734] | |
| | D. Undue Concentration | [3650] | |
| | E. Other (List) | | |

| | | | |
|---|---|---|---|
| | [3736A] | [3736B] | |
| | [3736C] | [3736D] | |
| | [3736E] | [3736F] | |
| | Money Market Fund | 657 [3736] | ( 657) [3740] |
| 10. | Net capital | | 169,297 [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part** *A*

| | | |
|---|---|---|
| **11.** | Minimum net capital required (6.6698% of line 19) | 773 **[3756]** |
| **12.** | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement *of subsidiaries computed in* accordance with Note(A), | 5,000 [3758] |
| **13.** | Net capital requirement (greater of line 11 or 12) | 5,000 **[3760]** |
| **14.** | Excess net capital (line 10 less 13) | 164,297 **[3770]** |
| **15.** | Excess net capital at 1000% (line 10 less 10% of line 19) | 168,137 **[3780]** |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| **16.** | Total A.I. liabilities from Statement of Financial Condition | | | 11,595 **[3790]** |
| **17.** | Add: | | | |
| | A. Drafts for immediate credit | | [3800] | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | | [3810] | |
| | C. Other unrecorded amounts(List) | | | |
| | | [3820A] | [3820B] | |
| | | [3820C] | [3820D] | |
| | | [3820E] | [3820F] | |
| | | | [3820] | [3830 |
| 19. | Total aggregate indebtedness | | | 11,595 [3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | % | 6.8489 [3850] |

## OTHER RATIOS

| | | | |
|---|---|---|---|
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | % | 5.9071 [3860] |

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48034 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

# Independent Auditors' Report on Internal Control

Board of Directors
The Enterprise Securities Company

In planning and performing our audit of the financial statements of The Enterprise Securities Company for the year ended September 30, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide any assurance on internal control. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of management and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

November 4, 2004